NO ACT

1E 2-17-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005118

DIVISION OF
CORPORATION FINANCE

February 17, 2015

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-17-15

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation

Dear Mr. Hansen:

This is in regard to your letter dated February 17, 2015 concerning the shareholder proposal submitted by the Needmor Fund and the Unitarian Universalist Association for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Chevron therefore withdraws its January 19, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

February 17, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of the Needmor Fund and the Unitarian Universalist Association
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 19, 2015, we submitted a letter to inform you that Chevron Corporation intends to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal and statements in support thereof (the "Proposal") received from the Needmor Fund and the Unitarian Universalist Association (together, the "Proponents").

On February 13, 2015, the Proponents informed us via electronic mail that they have withdrawn the Proposal. Copies of the Proponents' correspondence are attached to this letter as Exhibit A. For ease of reference, a copy of our January 19 no-action request, excluding exhibits, is attached as Exhibit B.

Because the Proposal has been withdrawn, we now withdraw our January 19 no-action request relating to the Proposal. If you have any questions regarding this matter, please contact the undersigned at rhansen@chevron.com, or (925) 842-2778.

Sincerely,

Rick E. Hansen
Assistant Secretary and Managing Counsel

Enclosures

cc: Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Timothy Brennan, The Unitarian Universalist Association
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

Exhibit A

HANSEN, RICK E

From: Smith, Timothy <tsmith@bostontrust.com>
Sent: Friday, February 13, 2015 12:05 PM
To: HANSEN, RICK E
Cc: Garrigo, Silvia (SGarrigo); SEC NO ACTION LETTERS (shareholderproposals@sec.gov)
Subject: FW: Re: Chevron - Needmor Withdrawal Letter
Attachments: cvx - needmor withdrawal letter.pdf

Rick, I enclose a letter from our client Needmor withdrawing their resolution. I am copying the SEC so they can take one more No Action request off their busy docket .
We look forward to further dialogue on this issue.


Walden Asset Management

Timothy Smith
Director of Environmental Social and Governance Shareowner Engagement
Walden Asset Management
One Beacon Street, 33rd Floor | Boston, Massachusetts 02108
Phone: 617.726.7155 | Fax: 617.227.3664
tsmith@bostontrust.com | www.waldenassetmgmt.com

Since 1975, Walden Asset Management has specialized in managing portfolios for institutional and individual clients with a dual investment mandate: competitive financial returns and positive social and environmental impact. Walden is an industry leader in integrating ESG analysis into investment decision-making and company engagement to strengthen ESG performance, transparency and accountability. Walden is a division of Boston Trust & Investment Management Company, a PRI signatory.

THE NEEDMOR FUND

February 13, 2015

Mr. Rick Hansen
Assistant Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Rick:

I have discussed your January 19, 2015 No Action letter to the Securities and Exchange Commission seeking to omit Needmor's resolution on executive compensation with our investment manager Walden Asset Management.

Tim Smith and I both found the detailed letter informative. It helped us understand the detailed ways in which Chevron incorporates sustainability issues into the company's executive compensation philosophy and implementation.

Thus we are pleased to withdraw the Needmor resolution on executive compensation.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Cc: Timothy Smith, Walden Asset Management
Securities and Exchange Commission

The Needmor Fund
c/o Daniel Stranahan
42 South Saint Clair Street
Toledo, OH 43604-8736

HANSEN, RICK E

From: Susan Helbert <SHelbert@uua.org>
Sent: Friday, February 13, 2015 1:13 PM
To: HANSEN, RICK E
Cc: 'Smith, Timothy'; Tim Brennan
Subject: Chevron - UUA Withdrawal

Hi Mr. Hansen-

The UUA, as co-filer of the Needmor led proposal on executive compensation, is pleased to withdraw our co-sponsorship of the resolution.

Best-
Susan D. Helbert
Assistant to the Treasurer
Unitarian Universalist Association

Exhibit B



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

January 19, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of the Needmor Fund and the Unitarian Universalist Association
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Needmor Fund and the Unitarian Universalist Association (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The "Resolved" clause of the Proposal states:

> RESOLVED: That the shareholders of Chevron request the Board's Compensation Committee, when setting senior executive compensation, include sustainability metrics as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

A copy of the Proposal and the Proposal's supporting statement (the "Supporting Statement"), as well as related correspondence with the Proponents, are attached to this letter as Exhibit A. [1]

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of

[1] The Company received the Proposal first from the Unitarian Universalist Association ("UUA") on December 5, 2014, and second from The Needmor Fund ("TNF") on December 11, 2014. TNF's version of the Proposal differed slightly from the version submitted by the UUA and TNF's cover letter did not indicate that TNF was a co-filer with the UUA. Subsequently, via email received by the Company on December 16, 2014, the UUA indicated its intent to co-file the resolution with TNF and use the version of the Proposal submitted by TNF. Copies of the relevant correspondence with both TNF and the UUA are included in Exhibit A.

[the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

Finally, differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's underlying concerns and essential objectives. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring in exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *The Procter & Gamble Co.* (avail. Aug. 4, 2010) (concurring in the exclusion of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations Document that were "most relevant to the corporate community"); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the Company's policies and procedures with regard to political contributions"); *Exxon Mobil Corp.* (avail. Mar. 23, 2009) (concurring in the exclusion of a proposal requesting the board to prepare a semi-annual report detailing the company's policies for political contributions and any contributions made where the company demonstrated substantial implementation of each element of the proposal); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

B. The Company Has Substantially Implemented The Proposal Because The Company's Management Compensation Committee Already Incorporates "Sustainability" Metrics In The Annual Incentive Plan And The Long Term Incentive Plan When Setting Senior Executive Compensation.

The Proposal requests that the Management Compensation Committee (the "MCC") of the Company's Board of Directors, when setting senior executive compensation, "include sustainability metrics as one of the performance measures for senior executives under the Company's annual *and/ or* long-term incentive plans." [emphasis added] The Proposal expressly grants the Committee discretion to incorporate "sustainability" metrics under *either* the Company's annual incentive plan *or* long-term incentive plan, *or both* and broadly defines "sustainability" as "how environmental, social and financial considerations are integrated into corporate strategy over the long term." As described below, the Company has substantially implemented the Proposal because the Company's annual incentive plan, the Chevron Incentive Plan ("CIP"), and its long-term incentive plan, the Long-term Incentive Plan ("LTIP"), in which the Company's executive officers participate, already incorporate and will continue to incorporate the proposed "sustainability" metrics.

The CIP and LTIP are described at length in the Company's Compensation Discussion and Analysis ("CD&A") that is included in its proxy statement distributed to stockholders in advance of its annual meeting.[2] (A copy of the Company's most recent CD&A, filed with its 2014 proxy statement, is attached to this letter as Exhibit B.) The CIP is designed to recognize annual performance achievements. Annual financial, health, environmental, safety, operating, and commercial results figure prominently into this assessment of performance. As described in the CD&A (page 28 of the Company's 2014 proxy statement), CIP awards are delivered as an annual cash bonus based on a percentage of base salary and are calculated using the following factors:

Base Salary	X	Award Target	X	Corporate Performance Rating	X	Individual Performance Modifier

Among these factors, the Corporate Performance Rating is the most important determinant of whether a participant receives an award that is below, at, or above target. The minimum Corporate Performance Rating is zero and the maximum is 200 percent. As described in the CD&A (pages 28 - 29 of the Company's 2014 proxy statement), after the end of the performance year, the MCC sets the Corporate Performance Rating. This rating reflects the MCC's overall assessment of the Company's performance in four broad categories, namely: (i) financial, (ii) health, environment, and safety, (iii) operating performance, and (iv)

[2] See Chevron Corporation, 2014 Proxy Statement, available at http://www.sec.gov/Archives/edgar/data/93410/000119312514138322/d660116ddef14a.htm.

milestones and commercial. Each of these four broad categories encompasses a number of additional factors, as illustrated by the following chart included in the CD&A:

Category	Key Performance Measures
Financial	• Earnings/ Earnings per Share • Return on Capital Employed • Total Shareholder Return (TSR) (1,3, and 5 year)
Health, Environment and Safety	• Process Safety • Personal Safety • Environmental
Operating Performance	• Operating Expenses • Segment Earnings per Barrel • Production • Reserves • Asset Utilization Rates
Milestones and Commercial	• Major Capital Projects • Commercial Transactions

This illustrates that the "financial" performance measure under the CIP already includes consideration of long-term financial metrics in determining senior executives' annual incentive awards, including total shareholder return ("TSR") over one-, three- and five-year periods. It also illustrates that the "health, environment and safety" performance measure already includes an assessment of "environmental" and "social" considerations, such as process safety, personal safety, and environmental stewardship and performance.

For purposes of determining the Corporate Performance Rating, and to ensure that these factors are "integrated into corporate strategy over the long-term," these factors "are reviewed in comparison to prior years, current-year plans, and the results of [the Company's] Oil Industry Peer Group." As further described in the CD&A (page 29 of the Company's 2014 proxy statement), This comparison assures that the Company's process for determining the Corporate Performance Rating is "consistent with [its] Oil Industry Peer Group and that actual awards are consistent with both [the Company's] performance and performance relative to [its] peers." Moreover, these performance measures "reinforce the importance of *both short-term and long-term performance*." [emphasis added]

In the Company's 2014 proxy statement, as was the case in prior years, this description of the factors considered in determining the Corporate Performance Rating was followed by an extensive discussion of performance and results. As highlighted among these performance results, the Corporate Performance Rating includes an assessment of the proposed "sustainability" metrics, including financial, health, environment and safety, social, and operating results. The CD&A illustrates that, for 2013, the specific "sustainability" metrics that factored into the Corporate Performance Rating included: earnings, return on capital employed, total shareholder return over a five-year and ten-year period, personal and process safety, recordable incidents, loss of containment events, fires, and fatalities.

The LTIP is designed to encourage performance that drives stockholder value over the long-term. LTIP awards give the Company's senior executives (and all participants, for that matter) a meaningful equity stake in the business and an equity stake that vests over time. LTIP awards typically consist of two equity components: stock options and performance shares, the value of which inherently reflect the Company's performance, and expected future performance, including its financial, operational, environmental, and social performance. As described in the Company's CD&A (pages 32 – 34 in the Company's 2014 proxy statement) under the LTIP, the value of long-term incentive awards is directly linked to long-term relative stockholder returns and share price appreciation. Though manifest principally in share price (and in the case of performance shares, dividends), the value of LTIP awards inherently reflects, among other things, the Company's financial, environmental, and social performance, and the market's expectation of future performance in these areas. As described in the Company's CD&A (page 33), with respect to the value of performance share awards:

> [T]he MCC believes that Company performance on other measures—operational and financial, as well as short-term and long-term—is ultimately reflected in TSR results. Thus, over time, TSR offers the best indication across *a series of important measures*. It is also the measure that encourages the Company to adopt strategies and execute against those strategies to sustain its performance against key industry competitors and against the broader market. [emphasis added]

These "important measures" necessarily include, in addition to the Company's financial performance, the Company's environmental and social performance—the proposed "sustainability" metrics. While it is true that share price and relative stockholder returns are certainly affected by external macroeconomic and industry-specific conditions, it is also true that poor Company financial, environmental, and social performance will have an adverse effect on stock price and relative stockholder returns (and, as a result, long-term incentive award values).

The Proposal expressly grants the Committee discretion to incorporate "sustainability" metrics under *either* the Company's annual incentive plan *or* long-term incentive plan, *or both*. As illustrated by the Company's disclosure in its CD&A, and as requested by the Proposal, the Committee thus already has "incorporat[ed] [sustainability] as a performance measure in the Company's annual and/or long-term incentive plans" and "linked executive compensation to sustainability performance." The assertion in the Supporting Statement that the Company's CD&A "does not presently . . . disclose any specific performance measures related to sustainability" is false and misleading. As discussed above, the Company's CIP and LTIP already incorporate and will continue to incorporate the requested "sustainability" metrics.

In *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(10) involving similar circumstances. Specifically, in *Wal-Mart Stores*, the proposal urged the compensation, nominating and governance committee to include in the metrics used to determine senior executives' incentive compensation at least one metric related to the company's employee engagement. The company argued that it had already substantially implemented the proposal because the company's annual incentive plan for executive officers already included metrics related to diversity and inclusion, which met the proposal's broad definition of an "employee engagement" metric. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." Similarly, in *Raytheon Co.* (avail. Feb. 26, 2001), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the board's compensation committees, in establishing and administering standards for use in awarding performance based executive compensation, "incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the company's financial performance." The company argued that it had already substantially implemented the proposal because the incentive plan through which executives were awarded performance-based compensation included a measure that incorporated team evaluation information and each executive's participation in the career development of his or employees. As in these precedents, the Committee has similarly incorporated and will continue to incorporate "sustainability" metrics, as defined in the Proposal, when setting senior executive compensation, and, thus the Company has substantially implemented the Proposal.

We note that the Proposal is distinguishable from *Equity Residential* (avail. Mar. 23, 2011), in which the Staff did not concur in the exclusion of a proposal that requested the board's compensation committee, in setting senior executive compensation, to "include sustainability as one of the performance measures for senior executives under the [c]ompany's annual and/or long-term incentive plans," defining sustainability as in the Proposal. In *Equity Residential*, the company failed to assert that either its annual incentive plan or its long-term incentive plan incorporated sustainability as a performance measure for setting senior executives' compensation and failed to explain how any sustainability metrics, as defined in the proposal, were factored into senior executives' compensation. Instead, the company argued generally that its compensation program incorporates sustainability goals, noting that it "has been successful in making specific sustainability goals a separate measure to be considered in its compensation program and has adopted specific sustainability goals for each Executive Vice President." Accordingly, in denying exclusion under Rule 14a-8(i)(10), the Staff noted that, based on the information presented, the company's practices and policies did not appear to compare favorably with the guidelines of the proposal because "the proposal provides a specific definition of sustainability and requests that 'sustainability' be included as one of the 'performance measures . . . under the [c]ompany's annual and/or long-term incentive plans." Unlike in *Equity Residential*, in the present case the Company has substantially implemented the Proposal because, as discussed above, it has incorporated and will continue to incorporate "sustainability" metrics, as defined in the Proposal, under its CIP and LTIP.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. *See General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to shareholder vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's board to submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans).

The Proposal expressly grants the Committee discretion to incorporate "sustainability" metrics under *either* the Company's annual incentive plan *or* long-term incentive plan, *or both*. As illustrated above, the Company's compensation committee already has incorporated and will continue to incorporate "sustainability" metrics, as defined in the Proposal, when setting senior executive compensation under its annual and long-term incentive plans. Moreover, the Company discloses this fact in its CD&A in its annual proxy statement. Accordingly, based on the actions taken by the Company, the Company has substantially implemented the Proposal, and it may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Rick E. Hansen
Assistant Secretary and Managing Counsel

Enclosures

cc: Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Timothy Brennan, The Unitarian Universalist Association
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

From: "Smith, Timothy" <tsmith@bostontrust.com>
Date: December 11, 2014 at 8:08:34 AM PST
To: "Lydia Beebe (Lydia.Beebe@chevron.com)" <Lydia.Beebe@chevron.com>, "Butner, Christopher A (CButner)" <CButner@chevron.com>
Cc: "Garrigo, Silvia (SGarrigo)" <SGarrigo@chevron.com>
Subject: FW: Re: Chevron - Needmor Cover Letter and Executive Comp & Sustainability Resolution

Good Morning,
On behalf of our client the Needmor Fund I am forwarding their shareholder resolution seeking further integration of Sustainability issues into executive compensation. Please let us know if you have any questions. A hard copy and proof of ownership will be sent under separate cover.

Timothy Smith
Senior Vice President
Director of Environmental Social and Governance Shareowner Engagement
Walden Asset Management .
33rd floor, One Beacon Street,
Boston, MA 02108
617-726-7155
tsmith@bostontrust.com

Walden Asset Management has been a leader since 1975 in integrating environmental, social and governance (ESG) analysis into investment decision-making and shareholder engagement. Walden offers separately managed portfolios tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability. Walden Asset Management is a division of Boston Trust & Investment Management Company.

THE NEEDMOR FUND

December 11, 2014

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Needmor Fund holds 100 shares of Chevron Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Insuring compensation metrics model our commitment to sustainability would be one helpful step forward.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chevron shares and will be pleased to provide proof of ownership from a DTC participate.

Needmor Fund has been a continuous shareholder of Chevron of $2,000 worth of stock for over one year and will continue to hold at least $2,000 of Chevron stock through the next annual meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
42 South Saint Clair Street
Toledo, OH 43604-8736

Executive Compensation & Sustainability

RESOLVED: That the shareholders of Chevron request the Board's Compensation Committee, when setting senior executive compensation, include sustainability metrics as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

We commend our company for taking initial steps in this direction. Chevron has affirmed its strong commitment to sustainability and the company website includes extensive discussion of the company's social and environmental priorities and initiatives. Further, it identifies HSE issues as "key performance measures" as part of the Chevron Incentive Plan.

However, the company does not presently provide details on those "key performance measures" or disclose any specific performance measures related to sustainability or climate change, even though Chevron has identified the importance of this issue to long-term business success, and has in fact set an annual goal to manage its greenhouse gas emissions.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.

Exelon provides an innovative "long-term performance share award" which rewards executives for meeting non-financial performance goals including safety targets and GHG reduction goals.

Climate change and how to address it is an exceedingly important issue for oil and gas companies. When a company addresses major challenges for future business, they include them in their business planning and setting of business objectives. It is a natural step to insure they are included in compensation planning as well.

We believe adding sustainability factors as a clear metric in our executives' compensation packages creates an incentive to strive for excellence in this area just as our financial metrics incent performance.

From:	HANSEN, RICK E
To:	tsmith@bostontrust.com
Cc:	Cross, Scott
Subject:	Chevron, Needmor Fund Stockholder Proposal
Date:	Thursday, December 11, 2014 6:22:06 PM
Attachments:	Scanned from a Xerox multifunction device.pdf

Mr. Smith,

The attached letter will be sent to Mr. Stranahan tomorrow. He asked that we copy you on any correspondence to him.

On December 11, 2014, we received Mr. Stranahan's letter, emailed to us by you on December 11, 2014, submitting a stockholder proposal on behalf of The Needmor Fund ("NF") for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in NF's submission, specifically proof of NF's ownership of Chevron stock.

Please refer to the attached letter for complete details.

NF's response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), NF's response must be postmarked or transmitted electronically no later than 14 days from the date NF receives this letter.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: ***FISMA & OMB Memorandum M-07-16***
Email: rhansen@chevron.com





Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA OVERNIGHT DELIVERY

December 12, 2014

Mr. Daniel Stranahan
The Needmor Fund
42 South Clair Street
Toledo, OH 43604-8736

Re: Stockholder Proposal

Dear Mr. Stranahan,

On December 11, 2014, we received your letter, emailed to us by Mr. Timothy Smith on December 11, 2014, submitting a stockholder proposal on behalf of The Needmor Fund ("NF") for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in NF's submission, specifically proof of NF's ownership of Chevron stock.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, NF must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year as of the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that NF is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if NF is not a registered holder NF must prove its share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of NF's shares (usually a broker or bank) verifying that NF has continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 11, 2014); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting NF's ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a

written statement that NF has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 11, 2014).

Your letter indicated that NF "would be pleased to provide proof of ownership from a DTC participant," and Mr. Smith's cover email indicated that "proof of ownership will be sent under separate cover." We have not yet received the required proof of NF's ownership of Chevron stock. By this letter, I am requesting that NF provide to us acceptable documentation that NF has held the required value or number of shares to submit a proposal continuously for at least the one-year period preceding and including the date the proposal was submitted (December 11, 2014).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) NF can confirm whether its broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Please note that if NF's broker or bank is not a DTC participant, then NF needs to submit proof of ownership from the DTC participant through which the shares are held verifying that NF has continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 11, 2014). NF should be able to find out the identity of the DTC participant by asking NF's broker or bank. If the broker is an introducing broker, NF may also be able to learn the identity and telephone number of the DTC participant through NF's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds NF's shares is not able to confirm NF's individual holdings but is able to confirm the holdings of NF's broker or bank, then NF needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 11, 2014), the requisite number of Chevron shares were continuously held. The first statement should be from NF's broker or bank confirming NF's ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Consistent with the above, if NF intends to demonstrate ownership by submitting a written statement from the "record" holder of NF's shares, please provide to us a written statement from the DTC participant record holder of NF's shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in NF's name, and (c) that NF has continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 11, 2014).

NF's response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), NF's response must be postmarked or transmitted electronically no later than 14 days from the date NF receives this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosures

cc: Mr. Timothy Smith (tsmith@bostontrust.com)

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Cross, Scott

rom:	Cross, Scott
Sent:	Sunday, December 14, 2014 12:24 PM
To:	Cross, Scott
Subject:	FW: Chevron, Needmor Fund Stockholder Proposal

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Friday, December 12, 2014 5:11 AM
To: HANSEN, RICK E
Subject: Re: Chevron, Needmor Fund Stockholder Proposal

Many thanks. The proof letter is in process

Tim Smith
Walden Asset Management
tsmith@bostontrust.com
617 726 7155
tsmith@bostontrust.com

On Dec 11, 2014, at 9:22 PM, HANSEN, RICK E <RHANSEN@chevron.com> wrote:

Mr. Smith,

The attached letter will be sent to Mr. Stranahan tomorrow. He asked that we copy you on any correspondence to him.

On December 11, 2014, we received Mr. Stranahan's letter, emailed to us by you on December 11, 2014, submitting a stockholder proposal on behalf of The Needmor Fund ("NF") for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in NF's submission, specifically proof of NF's ownership of Chevron stock.

Please refer to the attached letter for complete details.

NF's response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), NF's response must be postmarked or transmitted electronically no later than 14 days from the date NF receives this letter.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: ***FISMA & OMB Memorandum M-07-16***
Email: rhansen@chevron.com<mailto:rhansen@chevron.com>

<Scanned from a Xerox multifunction device.pdf>

 Northern Trust

December 11, 2014

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **100** shares of **Chevron Corporation (Cusip #166764100).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Chevron Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,

Maureen Piechaczek
Trust Officer

NTAC:3NS-20

From: Susan Helbert
To: Corporate Governance Correspondence
Subject: Shareholder Proposal
Date: Friday, December 05, 2014 12:21:35 PM
Attachments: image001.png
Chevron Letter, Resolution & Proof of Ownership.pdf

Good afternoon,

Please see attached our shareholder proposal.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | Twitter | Facebook



UNITARIAN
UNIVERSALIST
ASSOCIATION

By Express Mail and Email corpgov@chevron.com

December 3, 2014

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583-2324

Re: Shareholder proposal

Dear Ms. Beebe:



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan

Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 193 shares in Chevron Corporation, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corporation is enclosed. If you have questions or wish to discuss the proposal, please contact me at (617) 948-4305 tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosure: Shareholder resolution on lobbying disclosure
Verification of ownership

Chevron-Executive Compensation & Sustainability

RESOLVED: That the shareholders of Chevron request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

Chevron has affirmed its strong commitment to sustainability and our website includes extensive discussion of the company's social and environmental priorities and initiatives. In addition Chevron's extensive advertising campaign profiles how the company addresses multiple social and environmental issues.

Chevron's commitment to sustainability is laudable. We believe incorporating them into the Company's senior executive compensation program would give them real impact. The Compensation Discussion and Analysis does not presently disclose any specific performance measures related to sustainability in the Company's annual incentive plan or its long-term incentive plan.

The Ceres "Gaining Ground" report in 2014 reported a growing number of companies (24%) studied linked executive compensation to sustainability performance.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.

Exelon provides an innovative "long-term performance share award" which rewards executives for meeting non-financial performance goals including safety targets and GHG reduction goals.

Climate change and how to address it is an exceedingly important issue for oil and gas companies. When a company addresses major challenges for future business, they include them in their business planning and setting of business objectives. It is a natural step to insure they are included in compensation planning as well.

We believe adding sustainability factors as a metric in our executives' compensation packages creates an incentive to strive for excellence in this area just as our financial metrics incent performance.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/03/2014

To Whom It May Concern:

As of December 3, 2014, State Street Bank has held 193 shares of CHEVRON CORP, CUSIP 166764100, in account number OMB Memorandum.M The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Jeremy Fangmann
Client Service
State Street Corporation
Wealth Manager Services
(816) 871-5904

From:	HANSEN, RICK E
To:	tbrennan@uua.org
Cc:	Cross, Scott
Subject:	Chevron Stockholder Proposal
Date:	Thursday, December 11, 2014 5:22:02 PM
Attachments:	Scanned from a Xerox multifunction device.pdf

Dear Mr. Brennan,

On December 5, 2014, we received your letter, emailed to us by Ms. Susan Helbert on December 5, 2014, submitting a stockholder proposal on behalf of the Unitarian Universalist Association ("UUA") for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of a certain defect in the UUA's submission, specifically the form of proof of ownership of Chevron stock provided by your bank, State Street Corporation.

Please refer to the attached letter for complete details.

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), the response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: ***FISMA & OMB Memorandum M-07-16***
Email: rhansen@chevron.com



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL (tbrennan@uua.org)

December 11, 2014

Mr. Timothy Brennnan
Unitarian Universalist Association
24 Farnsworth Street
Boston, MA 02210-1409

Re: Stockholder Proposal

Dear Mr. Brennan,

On December 5, 2014, we received your letter, emailed to us by Ms. Susan Helbert on December 5, 2014, submitting a stockholder proposal on behalf of the Unitarian Universalist Association ("UUA") for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of a certain defect in the UUA's submission, specifically the form of proof of ownership of Chevron stock provided by your bank, State Street Corporation.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, a proponent must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting *for at least one year as of the date the proposal is submitted*. In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14G (at C), wherein the Staff indicates that it views a "proposal's date of submission as of the date the proposal is postmarked or transmitted electronically." Based on the date the UUA's proposal was transmitted to us electronically, as indicated above and in the copy of the email from Ms. Susan Helbert that I have enclosed, the UUA's proposal was submitted on December 5, 2014.

Your letter did not include adequate proof of the UUA's ownership of Chevron common stock. The letter dated December 3, 2014, from the UUA's bank, State Street Corporation (DTC No. 2319), and enclosed with the proposal, is insufficient because it verifies ownership for "more than one year" through December 3, 2014, rather than *for at least the one-year period preceding and including the date the proposal was submitted* (December 5, 2014). In addition, the December 3, 2014 letter from State Street Corporation does not state that the shares were held *continuously* during the requisite one-year period. Accordingly, the letter from State Street

Corporation is inadequate proof of the UUA's ownership of Chevron stock. By this letter, I am requesting that the UUA remedy these defects by obtaining and providing to us acceptable documentation that it has held the required value or number of shares to submit a proposal *continuously for at least the one-year period preceding and including the date the proposal was submitted* (December 5, 2014) in one of the two manners described below.

Chevron's stock records for its registered holders do not indicate that the UUA is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if the UUA is not a registered holder the UUA must prove its share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of the UUA's shares (usually a broker or bank) verifying that the UUA has continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 5, 2014); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the UUA's ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that the UUA has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 5, 2014).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) The UUA can confirm whether its broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Please note that if the UUA's broker or bank is not a DTC participant, then the UUA needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the UUA has continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 5, 2014). The UUA should be able to find out the identity of the DTC participant by asking its broker or bank. If the broker is an introducing broker, the UUA may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the UUA's shares is not able to confirm the UUA's individual holdings but is able to confirm the holdings of the UUA's broker or bank, then the UUA needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 5, 2014), the requisite number of Chevron shares were continuously held. The first statement should be from the UUA's broker or bank confirming the UUA's ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Consistent with the above, if the UUA intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares, please provide to us a written statement from the DTC participant record holder of the UUA's shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in the UUA's name, and (c) that the UUA has continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 5, 2014).

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), the response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8, Staff Legal Bulletin No. 14F and Staff Legal Bulletin No. 14G are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosures

From:	Susan Helbert
To:	Corporate Governance Correspondence
Subject:	Shareholder Proposal
Date:	Friday, December 05, 2014 12:21:35 PM
Attachments:	image001.png Chevron Letter, Resolution & Proof of Ownership.pdf

---

Good afternoon,

Please see attached our shareholder proposal.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | Twitter | Facebook



UNITARIAN
UNIVERSALIST
ASSOCIATION

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: Susan Helbert [mailto:SHelbert@uua.org]
Sent: Friday, December 12, 2014 10:41 AM
To: HANSEN, RICK E
Subject: Proof of Ownership - Unitarian Universalist Association

Hi Mr. Hansen-

Attached you will find our new proof of ownership letter from our custodian. The letter clearly states that we, the UUA, are the beneficial owners of 193 shares of Chevron Corp. and that we have held these shares continuously for a period of one year preceding and including December 5, 2014 which is the date our original proposal was submitted.

Should be in need of any additional information please do not hesitate to contact me.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | uucef.org



UNITARIAN
UNIVERSALIST
ASSOCIATION

By Email rhansen@chevron.com

December 12, 2014

Mr. Rick E. Hansen
Assistant Secretary and Managing Counsel
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583-2324

Re: Shareholder proposal

Dear Mr. Hansen:


UNITARIAN
UNIVERSALIST
ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

In response to your letter and email dated December 11, 2014, please find our corrected ownership letter.

This new letter confirms that the Unitarian Universalist Association is the beneficial owner of 193 shares of Chevron Corporation and has held said shares continuously for the one year period preceding and including December 5, 2014, the date our proposal was submitted.

Thank you for the opportunity to correct the defect in our original proposal.

Yours very truly,



Timothy Brennan

Enclosure: Verification of ownership

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/05/2014

To Whom It May Concern:

State Street Bank has continuously held 193 shares of CHEVRON CORP, CUSIP 166764100, in account number FISMA & OMB Memorandum M-07-16 continuously for at least a one-year period preceding and including December 5, 2014. The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Jene Quinn
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-8401

From: Susan Helbert <SHelbert@uua.org>
Date: December 16, 2014 at 5:26:57 AM PST
To: "'CButner@chevron.com'" <CButner@chevron.com>
Cc: Tim Brennan <TBrennan@uua.org>, "'Smith, Timothy'" <tsmith@bostontrust.com>
Subject: Co-filing with Needmore on Executive Comp & Sustainability Resolution

Good morning, Mr. Butner,

This email is to confirm that we, the Unitarian Universalist Association, are co-filing the resolution on Executive Compensation and Sustainability with The Needmor Fund.
I am attaching a copy of the resolution that The Needmor Fund filed and apologize for the slight wording difference in the text we sent.

Sincerely,
Susan D. Helbert
Assistant to the Treasurer
Unitarian Universalist Association

THE NEEDMOR FUND

December 11, 2014

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Needmor Fund holds 100 shares of Chevron Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Insuring compensation metrics model our commitment to sustainability would be one helpful step forward.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chevron shares and will be pleased to provide proof of ownership from a DTC participate.

Needmor Fund has been a continuous shareholder of Chevron of $2,000 worth of stock for over one year and will continue to hold at least $2,000 of Chevron stock through the next annual meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
42 South Saint Clair Street
Toledo, OH 43604-8736

Executive Compensation & Sustainability

RESOLVED: That the shareholders of Chevron request the Board's Compensation Committee, when setting senior executive compensation, include sustainability metrics as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

We commend our company for taking initial steps in this direction. Chevron has affirmed its strong commitment to sustainability and the company website includes extensive discussion of the company's social and environmental priorities and initiatives. Further, it identifies HSE issues as "key performance measures" as part of the Chevron Incentive Plan.

However, the company does not presently provide details on those "key performance measures" or disclose any specific performance measures related to sustainability or climate change, even though Chevron has identified the importance of this issue to long-term business success, and has in fact set an annual goal to manage its greenhouse gas emissions.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.

Exelon provides an innovative "long-term performance share award" which rewards executives for meeting non-financial performance goals including safety targets and GHG reduction goals.

Climate change and how to address it is an exceedingly important issue for oil and gas companies. When a company addresses major challenges for future business, they include them in their business planning and setting of business objectives. It is a natural step to insure they are included in compensation planning as well.

We believe adding sustainability factors as a clear metric in our executives' compensation packages creates an incentive to strive for excellence in this area just as our financial metrics incent performance.

EXHIBIT B

Executive Compensation

Compensation Discussion and Analysis

A Message to Our Stockholders

"Chevron's executive compensation program ensures alignment between stockholders, executives, and the Company."

Carl Ware
Chairman of the Management Compensation Committee

Dear Chevron Stockholder,

The Management Compensation Committee (MCC) carefully considers your views about how we pay our executives. The MCC is composed solely of independent Directors, and we are accountable for ensuring that the links between pay and our business goals are responsible, appropriate, and strongly aligned with your interests as a Chevron stockholder.

We annually review our compensation programs, including our compensation-related risk profile, to ensure that our compensation-related risks are not likely to have a material adverse effect on the Company. Our programs are designed to be externally competitive and sufficiently flexible in order to attract, motivate, and retain top-tier talent in this highly competitive industry. To assist us, we engage an independent compensation consultant, Exequity LLP, which performs no other consulting or other services for Chevron.

Each year, we take into account the result of the "say-on-pay" vote cast by you. In 2013, approximately 95 percent of those who voted approved the compensation of Chevron's named executive officers (NEOs). We interpreted this strong level of support as affirmation of the current design, purposes, and direction of our compensation programs. We also solicited input from a number of our largest stockholders to get specific feedback.

Our leadership team continues to achieve challenging performance milestones and to produce strong stockholder returns over medium- and longer-term investment horizons. Our existing compensation plans have supported that success. While we did not make substantive changes to our program in 2013, we continually review our approach and make improvements when appropriate.

Chevron is proud to be part of your portfolio, and we look forward to many successful years ahead.

Sincerely,

Management Compensation Committee

Objectives of Our Executive Compensation Program

The overarching objective of our executive compensation program is to attract and retain seasoned management who will deliver long-term stockholder value. Our success is driven by our people.

The global energy business is the largest industry in the world and is very competitive. As measured by net income, four out of the top 10 global companies operate in this business segment. The lead times and project life spans in our business are generally very long. The development cycle of a large, major capital project, from exploration to first production, can be 10 years or longer. Equally important, the productive life spans of our assets can be very long—several decades in most cases and in excess of 100 years for some assets.

Accordingly, we have designed our compensation programs to reward career employees. This reflects the fact that the productive life of our asset base spans generations of employees and that the development cycle of many current investment projects are longer than an NEO's tenure in a particular executive position.

Our management and employees have routinely delivered superior long-term stockholder returns. The stock performance graph that follows shows how an investment in Chevron common stock would have performed versus an equal investment in either the S&P 500 Index or a hypothetical portfolio of BP, ExxonMobil, Royal Dutch Shell and Total equity securities over a five-year period ending December 31, 2013.


FIVE-YEAR CUMULATIVE TOTAL RETURNS
(Calendar years ended December 31)
$
260
240
220
200
180
160
140
120
100
80
2008
2009
2010
2011
2012
2013
CVX
S&P 500
Peer Group
An initial investment of $100 in Chevron stock at December 31, 2008 grew in value to $200 by the end of 2013. This is a compound growth rate of 15 percent. This annual growth rate is about seven percentage points greater than the annual growth rate for the Peer Group and about three percentage points below the growth rate of the broader market, as measured by the S&P 500.

The comparison includes the reinvestment of all dividends and is adjusted for stock splits, if any. The relative weightings of the constituent equity securities for this hypothetical portfolio match the relative market capitalizations of BP, ExxonMobil, Royal Dutch Shell and Total as of the beginning of each year.

Our Pay Philosophy

Our compensation programs have been designed with several important values in mind. These include:

- structuring our compensation programs in a manner that ensures strong alignment of the interests of our stockholders, the Company, and our employees and executives;
- paying for performance;
- structuring our compensation programs to reward career employees;
- paying competitively, across all salary grades and across all geographies;
- applying compensation program rules in a manner that is internally consistent; and
- being metrics-driven and properly balanced in our emphasis on short-term and long-term objectives and our use of measures based on absolute performance, relative performance against industry peers, historical performance, and progress on key business initiatives.

Components of Compensation

The material components of our executive compensation program and their purposes and key characteristics are summarized in the following chart.

	REWARD ELEMENT	FORM	PURPOSE	VALUATION PARAMETERS
FIXED	Base Salary	Cash	Provide a fixed level of competitive base pay to help us attract and retain strong executive talent through a full career	Base salary for the CEO is determined by the MCC, in consultation with its independent consultant. The objective is to pay competitively and reward individual performance. Competitiveness is assessed using market data on the pay practices and ranges of CEO pay for peer companies in both the oil and non-oil industries. The assessment for other NEOs follows a similar pattern, utilizing market data where available to assess base salary competitiveness and acknowledging salary grade differences and individual performance assessments as conducted by the CEO and the MCC.
AT RISK	Chevron Incentive Plan (CIP)	Cash	Reward NEOs for annual Company, business unit, and individual performance	This annual cash bonus is designed to recognize yearly performance achievements. Annual operating and financial results figure prominently into this assessment, along with demonstrated progress on key business initiatives (typically resource capture or asset development).
AT RISK	Long-Term Incentive Plan (LTIP)	- Stock Options - Performance Shares - Restricted Stock Units	Reward creation of long-term stockholder value	The key objective of these awards is to reward performance that drives stockholder value over the long term. The value of these awards is directly tied to stock price performance and therefore directly aligned with stockholder interests. These awards are the largest component of NEO compensation. Stock options have value only to the extent that Chevron's stock price increases after the grant date. With poor performance, they can be rendered worthless. Performance shares capture value in direct proportion to the extent that Chevron's total shareholder return (TSR) (over a three-year period) exceeds the TSR of the peer group. With poor performance, they can be rendered worthless. Restricted stock units hold value in direct relation to Chevron's stock price.
BENEFITS	Retirement Plans/Savings Plans	Lump Sum or Annuity Savings Plan	Provide retirement benefits designed to achieve a base level of replacement pay upon retirement	Chevron offers defined benefit retirement plans designed to encourage career employment. The benefits get progressively larger with additional service and age, for retention and reward purposes. Savings Plans participants contribute a percentage of their annual compensation (base salary plus bonus) and are then eligible for a Company matching contribution.

Pay-for-Performance Framework

Our compensation program is designed to pay NEOs for Company and individual performance. To support this objective, the majority of executive pay is "at-risk" and comes from long-term incentives, which reward performance that drives stockholder value over the long term.

Significant Pay at Risk

Approximately 91 percent of the total direct compensation (base salary, CIP and LTIP) delivered to our CEO and 85 percent delivered to our NEOs is at risk. By "at risk," we mean there is no guarantee that the compensation values expected at the time individual awards were granted will be realized. The MCC has complete discretion to severely restrict, and even score at zero, the Corporate Performance Rating and Individual Performance Modifier for the annual cash bonus program, the CIP, discussed in more detail below. Stock options can be rendered worthless if the Company has not performed well and if stock price appreciation has not occurred within 10 years of the grant date. Performance share awards can be rendered worthless as well if Chevron ranks last in relative total shareholder return (TSR) for any given three-year period. Lastly, restricted stock units can deteriorate markedly in value from the grant date if Chevron performs poorly. Therefore, for the NEOs to sustain competitive pay relative to industry peers, Chevron must show sustained competitive performance and Chevron's stockholders must be rewarded with competitive TSR results. This "at risk" feature demonstrates management's alignment with stockholders' interests.

In 2013, the portion of Mr. Watson's total compensation that was at risk, along with the other NEOs, is illustrated as follows:


CEO COMPENSATION MIX
9%
16%
75%
91% at Risk
NEO COMPENSATION MIX
15%
21%
64%
85% at Risk
Base Salary
Chevron Incentive Plan (CIP)
Long-Term Incentive Plan (LTIP)

Emphasis on Long-Term Incentives That Are Tied to Performance

Long-term incentive awards are typically awarded as 60 percent stock options and 40 percent performance shares. This combination provides a balance of awards, which the MCC believes appropriately serves performance incentive and executive retention objectives. Options gain value when absolute stock prices rise, but can be rendered worthless through macroeconomic factors unrelated to the energy industry (e.g., the recent financial recession and the accompanying significant decline in equity values) or through poor company performance. Performance shares are awarded based on relative company performance against peers and, although they can lose value during general market declines, they are much less likely to be rendered worthless by general, unfavorable equity market declines. Both LTIP awards derive value directly from the Company's stock price appreciation, and both are in total alignment with stockholder interests.

Use of Peer Groups

We are always competing for the best talent with our direct industry peers and with the broader market. Accordingly, the MCC regularly reviews the market data, pay practices, and ranges of specific comparator, or "peer," companies to ensure that we continue to offer a relevant and competitive executive pay program each year. Throughout this Compensation Discussion and Analysis, we refer to three distinct peer groups, as described below.

Peer Group	Description	Purpose	Source
Oil Industry Peer Group (13 companies)	Represents companies with substantial U.S. or global operations that most nearly approximate the size, scope, and complexity of our business or segments of our business.	To understand how each NEO's total compensation compares with the total compensation for reasonably similar positions at these companies.	Gathered from the Oil Industry Job Match Survey, an annual survey published by Towers Watson, and from these companies' proxy statements and other public disclosures.
Non-Oil Industry Peer Group (22 companies)	Represents companies of significant financial and operational size whose products are primarily commodities and that have, among other things, global operations, significant assets and capital requirements, long-term project investment cycles, extensive technology portfolios, an emphasis on engineering and technical skills, and extensive distribution channels.	To periodically compare our overall compensation practices (and those of the oil and energy industry, generally) against a broader mix of companies to ensure that our compensation practices are reasonable when compared with non-energy companies that are similar to Chevron in size, complexity, and scope of operations.	Gathered from the Total Compensation Measurement Database, a proprietary source of compensation and data analysis developed by Aon Hewitt.
LTIP Performance Share Peer Group (4 companies)	A subset of our Oil Industry Peer Group: BP, ExxonMobil, Royal Dutch Shell, and Total.*	To compare our total shareholder return over a three-year period to determine the payout value, if any, of performance share awards under our Long-Term Incentive Plan.	Gathered from the Oil Industry Job Match Survey, an annual survey published by Towers Watson, and from these companies' proxy statements and other public disclosures.

* Total replaced ConocoPhillips/Phillips 66 for 2012 and future awards.

Oil Industry Peer Group (in order of decreasing market capitalization)

Company Name	Company Ticker	Market Cap ($ Millions) 12/31/13	Sales and Other Operating Revenues ($ Millions)(1) FY 2013	Net Income ($ Millions) FY 2013
ExxonMobil Corporation	XOM	438,702	407,666	32,580
Chevron Corporation	CVX	239,028	211,665	21,423
Royal Dutch Shell plc	RDSA	224,337	451,235	16,371
BP plc	BP	150,784	379,136	23,681
ConocoPhillips	COP	86,553	54,413	9,156
Occidental Petroleum Corporation	OXY	75,700	24,455	5,903
Phillips 66	PSX	45,521	157,730	3,726
Anadarko Petroleum Corporation	APC	39,977	14,867	801
Hess Corporation	HES	27,747	22,284	5,052
Valero Energy Corporation	VLO	27,298	138,074	2,720
Marathon Petroleum Corporation	MPC	27,216	93,897	2,112
Devon Energy Corporation	DVN	25,119	10,588	(20)
Marathon Oil Corporation	MRO	24,569	14,501	1,753
Tesoro Corporation	TSO	7,751	37,601	412

(1) Excludes excise, value-added and similar taxes.

The Oil Industry Peer Group companies most similar to Chevron in size, complexity, geographic reach, business lines, and location of operations are BP, ExxonMobil, and Royal Dutch Shell. These companies are key competitors for stockholder investments within the larger global energy sector. We also compete for stockholder interest with smaller companies, including the larger independent exploration and production companies (ConocoPhillips, Occidental, Anadarko, etc.) and the larger independent refining and marketing companies (Valero, Tesoro, etc.). We compete with all of these companies for executive talent.

Non-Oil Industry Peer Group (in order of decreasing market capitalization)

Company Name	Company Ticker	Market Cap ($ Millions) 12/31/13	Sales and Other Operating Revenues ($ Millions)[1] FY 2013	Net Income ($ Millions) FY 2013
General Electric Company	GE	282,823	100,542	14,055
Johnson & Johnson	JNJ	258,341	71,312	13,831
Chevron Corporation	CVX	239,028	211,665	21,423
Pfizer Inc.	PFE	197,349	51,584	22,003
International Business Machines Corporation	IBM	196,949	97,250	16,483
AT&T Inc.	T	183,746	128,752	18,249
Merck & Co. Inc.	MRK	146,477	44,033	4,404
Verizon Communications Inc.	VZ	140,639	120,550	11,497
Intel Corporation	INTC	128,918	52,708	9,620
Pepsico Inc.	PEP	126,815	66,415	6,740
The Boeing Company	BA	102,013	86,623	4,585
3M Company	MMM	93,027	30,871	4,659
Honeywell International Inc.	HON	71,616	39,055	3,924
Ford Motor Co.	F	60,853	139,400	7,155
Caterpillar Inc.	CAT	57,921	52,694	3,789
The Dow Chemical Company	DOW	53,513	57,080	4,787
Hewlett-Packard Company[2]	HPQ	53,383	111,851	5,113
Duke Energy Corporation	DUK	48,721	24,598	2,665
Lockheed Martin Corporation	LMT	47,423	45,358	2,981
Northrop Grumman Corporation	NOC	24,939	24,661	1,952
American Electric Power Co. Inc.	AEP	22,762	15,357	1,480
International Paper Company	IP	21,593	29,080	1,395
Alcoa Inc.	AA	11,385	23,032	(2,285)

(1) Excludes excise, value-added and similar taxes.

(2) Hewlett-Packard's fiscal year ends on October 31. Accordingly, market capitalization reflects October 31, 2013, shares outstanding and December 31, 2013, stock price. Sales and Other Operating Revenues and Net Income both reflect the fiscal year ended October 31, 2013.

How Compensation Is Delivered

As described above in "Pay for Performance Framework," our compensation program is designed to deliver competitive pay in the current year (base salary plus CIP awards) and in future years (LTIP awards) based on the longer-term—largely stock price—performance of the Company. For NEOs, primary emphasis is on long-term, at-risk compensation, i.e., LTIP awards such as stock options, performance shares and, from time to time, restricted stock units, the value of which move in direct relation to our stock price and returns provided to our stockholders.

- Stock options have value only if Chevron's stock price advances above the grant-day price.
- Performance shares capture value in direct relation to Chevron's relative ranking versus our LTIP Performance Share Peer Group on total shareholder return (stock price appreciation plus dividends).
- Restricted stock units, which are used infrequently, hold value in direct relation to Chevron's stock price.

Stock options can be rendered worthless if the Company's stock price falls below the grant-day price. Performance shares can be rendered worthless if Chevron ranks last in TSR for the designated three-year performance period.

This mix of award elements serves a retention objective in that it diversifies grant-recipient compensation risks. Stock options provide strong incentives for absolute, long-term stock price appreciation, but offer no protection of value against broad-based or energy-industry specific market declines, even if Company performance under those adverse conditions is competitive relative to peers. Performance shares are likely to retain at least some value for recipients, reflecting relative performance versus the LTIP Performance Share Peer Group. This will apply when broad, macroeconomic factors result in a general decline in equity values (e.g., the recent financial recession) or the industry sector (e.g., a broad-based decline in commodity prices).

As described above in "Significant Pay at Risk," the vast majority of our NEOs' compensation is delivered through LTIP and only nine percent of our CEO's pay is in the form of guaranteed compensation.

Below we describe in detail the material components of our compensation program for our NEOs.

Chevron's Named Executive Officers, or "NEOs"
John Watson, Chairman and Chief Executive Officer
George Kirkland, Vice Chairman and Executive Vice President, Upstream
Mike Wirth, Executive Vice President, Downstream & Chemicals
Pat Yarrington, Vice President and Chief Financial Officer
Hew Pate, Vice President and General Counsel

Base Salary

Base salary is a fixed, competitive component of pay based on responsibilities, skills, and experience. Base salaries are reviewed periodically in light of market practices and changes in responsibilities.

How the CEO's Base Salary Is Determined

The MCC's independent consultant reviews and reports to the MCC on the relationship of Mr. Watson's base salary to that of his peers in our Oil Industry and Non-Oil Industry Peer Groups. The MCC does not have a predetermined target or range within the Oil Industry Peer Group or Non-Oil Industry Peer Group as an objective for Mr. Watson's base salary. Instead, the MCC exercises its discretion, taking into account the data provided by the MCC's independent consultant, the relative size, scope, and complexity of our business, Mr. Watson's performance, and the aggregate amount of Mr. Watson's compensation package. After considering the totality of these elements, the MCC makes a recommendation to the independent Directors, and the independent Directors determine Mr. Watson's base salary.

How the Other NEOs' Base Salaries Are Determined

For our other NEOs, base salary is a function of two things: the NEO's assigned base salary grade and individual qualitative considerations, such as individual performance, experience, skills, competitive positioning, retention objectives, and leadership responsibilities relative to other NEOs.

Mr. Watson makes recommendations to the MCC as to the base salaries for each of our other NEOs. The MCC makes base salary determinations for all NEOs, and the independent Directors of the Board review and ratify the determinations.

Each NEO is assigned to a base salary grade. Each grade has a base salary minimum, midpoint, and maximum that constitute the salary range for that grade, except for the CEO and Vice Chairman positions, which do not have salary grade ranges because they are single incumbent positions. Salary grades and the appropriate salary ranges are determined through market surveys of positions of comparable level, scope, complexity, and responsibility. The MCC annually reviews the base salary grade ranges and may approve increases in the ranges if it determines that adjustments are necessary to maintain competitiveness.

Adjustments in 2013 Base Salaries

The MCC adjusted our NEOs' base salaries in 2013 as follows:

NEO	Position	2012 Base Salary	2013 Base Salary	Adjustment for 2013
John Watson	Chairman and CEO	$ 1,700,000	$ 1,800,000	5.9%
George Kirkland	Vice Chairman and Executive Vice President, Upstream	$ 1,400,000	$ 1,450,000	3.6%
Mike Wirth	Executive Vice President, Downstream & Chemicals	$ 1,000,000	$ 1,050,000	5.0%
Pat Yarrington	Vice President and Chief Financial Officer	$ 930,000	$ 1,000,000	7.5%
Hew Pate	Vice President and General Counsel	$ 781,000	$ 825,000	5.6%

The MCC determined that these adjustments were appropriate to maintain compensation competitiveness in base salary structure and in light of each NEO's 2013 individual performance highlights noted below.

Chevron Incentive Plan (CIP)

The CIP is designed to recognize annual performance achievements. Annual operating and financial results figure prominently into this assessment, along with demonstrated progress on key business initiatives. Individual leadership is also recognized through this award. The award is delivered as an annual cash bonus based on a percentage of base salary and makes up approximately 16 percent of the CEO's annual compensation and 21 percent of all other NEOs' annual compensation. The CIP award calculation is consistent for all CIP-eligible Chevron employees, with the award target varying by pay grade. The award is calculated as follows:



Base Salary
X
Award Target
X
Corporate Performance Rating
X
Individual Performance Modifier
Before the beginning of each performance year, the MCC establishes a CIP Award Target for each NEO, which is based on a percentage of the NEO's base salary.
The MCC sets target awards based on the median award of our Oil Industry Peer Group. All individuals in the same salary grade have the same target, which provides internal equity and consistency.
After the end of the performance year, the MCC sets the Corporate Performance Rating. This rating reflects the MCC's overall assessment of the Company's performance for that year, based on a range of measures used to evaluate performance against plan in four broad categories:
• Financial
• Health, Environment and Safety
• Operating Performance
• Milestones and Commercial
The MCC has discretion on weighting the categories and on weighting the measures within each category. Performance is viewed across multiple parameters (absolute results; results versus plan; results versus Oil Industry Peer Group and/or general industry; performance trends over time) and distinctions are made between the controllable and noncontrollable aspects of the measures. With these measures as the foundation, the MCC exercises its discretion in setting the Corporate Performance Rating. The minimum Corporate Performance Rating is zero and the maximum is 200 percent.
The MCC also takes into account individual performance. This is largely a personal leadership dimension, recognizing the individual effort and initiative expended and demonstrated progress on key business initiatives during the course of the year. The MCC uses its judgment in analyzing the individual performance of each NEO, his or her enterprise and business segment leadership, and how the business units reporting to the NEO performed.
Mr. Watson makes recommendations to the MCC as to the Individual Performance Modifier of each of our other NEOs.

2013 CIP Results—Corporate Performance Rating

Our annual performance measures are reviewed in comparison to prior years, current-year plans, and the results of our Oil Industry Peer Group. The MCC also reviews actual annual cash award payments for the prior year for Chevron and our Oil Industry Peer Group, compared with actual business performance for Chevron and for our Oil Industry Peer Group. This comparison assures that our process for determining the Corporate Performance Rating is consistent with our Oil Industry Peer Group and that actual awards are consistent with both Chevron performance and performance relative to our peers. The MCC reviews performance in the following four broad categories, which contain a range of performance measures that reinforce the importance of both short-term and long-term performance.

Category	Key Performance Measures
Financial	• Earnings/ Earnings per Share • Return on Capital Employed • Total Shareholder Return (TSR) (1, 3, and 5 year)
Health, Environment and Safety	• Process Safety • Personal Safety • Environmental
Operating Performance	• Operating Expenses • Segment Earnings per Barrel • Production • Reserves • Asset Utilization Rates
Milestones and Commercial	• Major Capital Projects • Commercial Transactions

The key performance measures against the business plan are agreed to with the Board and the MCC at the beginning of the performance year. Mid-year and end-of-year reviews by the Board and MCC assess progress against this balanced set of performance measures.

The Corporate Performance Rating influences compensation outcomes, in a consistent manner, for most employees worldwide. Therefore, in setting the overall corporate rating, the MCC also takes into account the need to provide competitive overall compensation not only for the NEOs, but also for the employee base as a whole.

The MCC set a Corporate Performance Rating of 108 percent for 2013. This overall rating is based on the following assessment of Chevron's 2013 performance.

2013 Performance

2013 was a solid performance year for the Company.

We continued to lead the industry in many financial and safety performance measures. We progressed several key major capital projects (Gorgon, Wheatstone, Jack/St. Malo and Bigfoot in the Upstream and several key projects in Downstream & Chemicals), which underpin the Company's medium-term growth profile. We also continued to acquire resources that we believe will add to our growth prospects later in the decade.

Below we highlight the Company's performance both in the four broad categories that form the basis of CIP award decisions and as compared with our LTIP Performance Share Peer Group (BP, ExxonMobil, Royal Dutch Shell, and Total, with Total replacing ConocoPhillips/Phillips 66 for 2012 and future awards). In the graphs that follow, earnings have been adjusted to exclude externally disclosed, significant items or activities that are not representative of underlying business operations, such as gains or losses associated with divestitures, asset impairments, and restructurings. We present a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures in Appendix A to this Proxy Statement.

Financial Highlights

- Achieved earnings of $21.4 billion, fourth highest in the Company's history
- Posted a return on capital employed (ROCE) of 13.5 percent, second best in the LTIP Performance Share Peer Group
- Increased the quarterly dividend 11 percent, the 26th consecutive annual increase
- Led the LTIP Performance Share Peer Group in total shareholder return for five-year and 10-year periods
- Led the LTIP Performance Share Peer Group on rolling five-year earnings-per-share growth for the fourth consecutive year


Corporate ROCE
30%
20%
10%
0%
2009
2010
2011
2012
2013
Peer group
CVX


Indexed Earnings Per Share
150%
100%
50%
0%
2008
2009
2010
2011
2012
2013
Peer group
CVX

Health, Environment and Safety Highlights

- Among the industry leaders in Days Away From Work Rate
- Among the industry leaders in Total Recordable Incident Rate
- Lowered volume of spills, posting the second-best Company performance ever
- Reduced Tier 1 Loss of Containment events (i.e., unplanned or uncontrolled release of material from primary containment that results in a serious outcome), posting the best Company performance ever
- Incurred lower number of process fires than 2012
- Incurred higher number of fatalities than 2012


Total Days Away from Work Rate
(per 200,000 hours worked)
0.20
0.15
0.10
0.05
0.00
2009
2010
2011
2012
2013
Competitor Range
CVX

Operating Performance Highlights

- Led the industry in earnings per barrel in our Upstream segment (fourth consecutive year)
- Led the industry in cash margins per barrel in our Upstream segment (fourth consecutive year)
- Achieved 85 percent reserves replacement ratio for 2013, 123 percent for the three-year period, and 100 percent for the five-year period
- 2013 production impacted by delayed startup of a liquefied natural gas (LNG) plant in Angola, and higher decline and lower gas well deliverability in Thailand
- Was ranked No. 2 in earnings per barrel in our Downstream segment
- Lower refinery utilization rates than 2012


Adjusted Upstream Earnings ($/BOE)
$30
$25
$20
$15
$10
$5
2009
2010
2011
2012
2013
Peer group
CVX


Adjusted Downstream Earnings (excluding Chemicals, $/Bbl)
$4
$3
$2
$1
$0
$-1
2009
2010
2011
2012
2013
Peer group
CVX

Milestones and Commercial Highlights

Significant progress was made throughout the year on important capital projects.

For Upstream, one major capital project started up—Angola LNG. New wells were brought online at Agbami 2 and Usan in Nigeria, and first oil was achieved at Papa Terra in Brazil. Progress on the Kitimat LNG project continued through engineering design, with early works and site preparation under way in western Canada. We also signed a Memorandum of Understanding with the Republic of Kazakhstan enabling us to advance our Future Growth and Wellhead Pressure Management Projects in that country. Progress was also made on four other key projects that underpin our medium-term production growth:

- Gorgon LNG (Australia) - Plant start-up and first cargo is planned for mid-2015; this project was about 75 percent complete as of December 2013; and nearly all modules for the first of three anticipated liquefaction facilities were installed.
- Wheatstone LNG (Australia) - Start-up of the first train is expected in 2016; we also continued site preparation and fabrication of key equipment; the project was about 25 percent complete as of December 2013.
- Jack/St. Malo (Gulf of Mexico) - First production is scheduled for late 2014; the facility was safely moored on location for commissioning.
- Big Foot (Gulf of Mexico) - First production is scheduled in 2015; the facility is undergoing integration of the completed modules.

In the Downstream segment, the Heavy Oil Upgrade Project, which further strengthens the competiveness of GS Caltex's Yeosu Refinery in South Korea, started up several months ahead of schedule. Our joint venture with Chevron Phillips Chemical announced a final investment decision on its U.S. Gulf Coast Petrochemicals Project, which is designed to capitalize on advantaged feedstock sourced from emerging shale gas development in North America. At year-end, construction was nearing completion on the Pascagoula Base Oil Plant, with startup planned in 2014. The addition of this plant positions the Company as the worldwide industry leader in premium base-oil production.

In addition to progress on these key capital projects, we made significant resource additions and concluded several commercial transactions that served to strengthen our portfolio and provide future development opportunities. Highlights include establishing a participating interest in Argentina's Neuquén Basin, finalizing our agreements in the Liard and Horn River Basins in Canada and assuming operatorship of the corresponding Kitimat LNG plant and pipeline, acquiring new acreage with exploration potential in the Kurdistan Region of Iraq and in the Bight Basin and Cooper Basin of Australia. We also acquired deepwater acreage in the Gulf of Mexico and Brazil, as well as new acreage in the Delaware Basin (New Mexico) and in the Duvernay in Canada.

CIP Awards for 2013 Performance Year

The MCC and independent Directors of the Board assessed corporate and individual performance in making CIP awards based on 2013 performance.

As described above, performance is assessed against key performance measures on historical and relative competitive performance of the Company against our Oil Industry Peer Group. In the MCC's and the independent Directors' assessment, the following CIP awards demonstrate the crucial connection between pay and performance, reinforce management's accountability for the full spectrum of operating results, and support the objective of attracting and retaining seasoned management who will deliver long-term stockholder value.

2013 CIP Results—Individual Performance Highlights

NEO	Performance Highlights
John Watson	• Fourth-highest earnings and earnings per share in the Company's history and top-tier return on capital employed (ROCE) and earnings-per-barrel results • Led the LTIP Performance Share Peer Group in total shareholder return for the three-year and five-year periods • Development and implementation of value-creating strategies, investments, and commercial transactions • Led the LTIP Performance Share Peer Group in personal injury rate and reduced process safety events; overall results adversely impacted by certain operating incidents
George Kirkland	• Continued competitor-leading performance in Upstream earnings-per-barrel and segment ROCE • Significant portfolio additions of producing and prospective acreage, exceeding target • Production slightly below target, but aided by strong base business results • Otherwise industry-leading safety performance adversely impacted by an operating incident
Mike Wirth	• Downstream earnings short of plan due to unplanned downtime at key refineries • Ranked second in earnings-per-barrel in our Downstream segment • Ranked second in ROCE among peer group • On track for majority of capital projects
Pat Yarrington	• Outstanding internal controls performance • Excellent cash and balance sheet management, as reflected by key financial decisions • Very effective relationship development and engagement with the investor and finance communities
Hew Pate	• Continued reduction in outstanding litigation docket through successful case resolution • Outstanding management of international cases and other major litigation matters • Effective support of major transactions and commercial activity

2013 CIP Results

Mr. Watson received an award of $3,200,000. This amount reflects the amount of his base salary ($1,800,000) multiplied by his CIP Award Target percentage of 150 percent multiplied by the Corporate Performance Rating of 108 percent, resulting in an award of $2,916,000. The remaining $284,000 of Mr. Watson's award is attributable to the MCC's and independent Directors' assessment of his individual performance, as described above.

Mr. Kirkland received an award of $2,200,000. This amount reflects the amount of his base salary ($1,450,000) multiplied by his CIP Award Target percentage of 130 percent multiplied by the Corporate Performance Rating of 108 percent, resulting in an award of $2,035,800. The remaining $164,200 of Mr. Kirkland's award is attributable to the MCC's and independent Directors' assessment of his individual performance, as described above.

Mr. Wirth received an award of $1,222,500. This amount reflects the amount of his base salary ($1,050,000) multiplied by his CIP Award Target percentage of 110 percent multiplied by the Corporate Performance Rating of 108 percent, resulting in an award of $1,247,400. Mr. Wirth's final award amount of $1,222,500 is attributable to the MCC's and independent Directors' assessment of his individual performance, as described above.

Ms. Yarrington received an award of $1,366,200. This amount reflects the amount of her base salary ($1,000,000) multiplied by her CIP Award Target percentage of 110 percent multiplied by the Corporate Performance Rating of 108 percent, resulting in an award of $1,188,000. The remaining $178,200 of Ms. Yarrington's award is attributable to the MCC's and independent Directors' assessment of her individual performance, as described above.

Mr. Pate received an award of $953,400. This amount reflects the amount of his base salary ($825,000) multiplied by his CIP Award Target percentage of 100 percent multiplied by the Corporate Performance Rating of 108 percent, resulting in an award of $891,000. The remaining $62,400 of Mr. Pate's award is attributable to the MCC's and independent Directors' assessmentof his individual performance, as described above.

Long-Term Incentive Plan (LTIP)

The key objective of our LTIP awards is to encourage performance that drives stockholder value over the long term. LTIP awards give our NEOs a meaningful equity stake in the business, an equity stake that vests over time. The amount of an NEO's LTIP award at grant time is determined by the MCC with input from its independent compensation consultant, using Oil Industry Peer Group compensation comparisons. The objective is to ensure Chevron is competitive against the Oil Industry Peer Group on total compensation (cash plus equity), after allowing for appropriate distinctions based on size, scale, scope, and job responsibilities. Our LTIP awards typically consist of two equity components:

Component	Weight	How It Works
Stock Options[1]	60%	• Strike price is equal to the closing stock price on the grant date • Vest and become exercisable one-third per year, based on continued service for the first three years, and expire 10 years after the grant date • Gain realized depends on the stock price at the exercise date compared with the strike price • Actual number of options granted is determined by dividing 60 percent of the value of the NEO's LTIP award by an estimated Black-Scholes option value
Performance Shares[2]	40%	• Payout is dependent on Chevron's total shareholder return (TSR) over a three-year period, compared with our LTIP Performance Share Peer Group (BP, ExxonMobil, Royal Dutch Shell, and Total) • Payout can vary from 0 percent to 200 percent of the target number of shares, depending on this relative TSR ranking • Payout of 200 percent is earned only if Chevron's TSR is better than all of our LTIP Performance Share Peer Group • Payout of 0 percent is earned if Chevron's TSR is last relative to all of our LTIP Performance Share Peer Group • Actual number of shares granted is determined by dividing 40 percent of the value of the NEO's LTIP award by Chevron's 90-day trailing average stock price • Payment is made in cash

1 We report the value of each NEO's 2013 stock option exercises in the "Option Exercises and Stock Vested in Fiscal Year 2013" table in this Proxy Statement.

2 We report the value of each NEO's 2013 performance share payout in the "Option Exercises and Stock Vested in Fiscal Year 2013" table in this Proxy Statement.

From time to time, the Board may approve the grant of restricted stock units for special retention or incentive purposes.

We use LTIP awards because they are directly linked to stockholder returns. To have value, stock options require increases in the Chevron stock price. Performance shares require Chevron to provide greater stockholder returns than our LTIP Performance Share Peer Group (BP, ExxonMobil, Royal Dutch Shell, and Total). Because grants are made each year based on the stock price at that time, executives continue to realize value from these compensation elements only if stockholder returns are sustained over a long period.

The 60/40 split of stock options and performance shares serves a retention objective in that it diversifies grant-recipient compensation risks. Performance shares provide some level of performance incentives even during periods of adverse equity market conditions, provided the Company performs favorably against its peers. Stock options, on the other hand, do not retain value if macroeconomic or industry-specific conditions force an overall decline in equity values, irrespective of individual company performance results.

With stock options and performance shares as key compensation elements, our NEOs are:

- fully aligned with the economic interests of our stockholders, on both a medium- and longer-term time horizon;
- significantly leveraged, from an ultimate compensation standpoint, to Chevron stock price performance; and
- rewarded based on a balance between relative (performance shares) and absolute (stock options) pay-for-performance measures.

The average hold time prior to exercising stock options is approximately six years for our LTIP population, reinforcing the long-term focus of our senior leaders on achieving sustainable, superior performance. Although stock options comprise more than half of the potential value of an individual's LTIP grant, the MCC does not believe a performance award structure tied solely to equity market valuations is appropriate, given that equity market fluctuations can be driven by macro factors completely unrelated to the energy industry and company performance.


Term of LTIP Awards
Grant Year: 2013
Perf. Shares
Stock Options
Grant Year: 2012
Perf. Shares
Stock Options
Grant Year: 2011
Perf. Shares
Stock Options
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

A Closer Look at Performance Shares: Why Total Shareholder Return (TSR)?

The MCC believes that TSR is the best overall pay-for-performance measure to align our NEOs' performance with stockholder interests. TSR is the standard metric for stockholders to use in measuring Company performance because it easily allows for meaningful comparisons of our performance relative to other companies within our same industry, and it also allows for easy comparison with our stockholders' other investment alternatives. It is objectively determined by third-party market participants independent of the Company's judgment.

In addition, the MCC believes that Company performance on other measures—operational and financial, as well as short-term and long-term—is ultimately reflected in TSR results. Thus, over time, TSR offers the best indication of sustained performance across a series of important measures. It is also the measure that encourages the Company to adopt strategies and execute against those strategies to sustain its performance against key industry competitors and against the broader market. Finally, TSR as an incentive metric is not vulnerable, as other financial metrics can be, to actions that optimize short-term gains at the expense of long-term value creation.

The value of the performance share payout depends on how our TSR ranks relative to that of our LTIP Performance Share Peer Group over a three-year performance period. TSR combines stock price appreciation and dividends paid to show the total return to stockholders, expressed as an annualized percentage. The calculation assumes that dividends are reinvested in additional shares. The three-year period tracks the average holding period our key institutional investors typically hold a stock (three years).

Depending on our TSR rank compared with that of our LTIP Performance Share Peer Group, the payout is calculated as follows:

Our Relative TSR Rank	Payout as a Percentage of Target
1	200%
2	150%
3	100%
4	50%
5	0%

Performance share payouts reported in the "Option Exercises and Stock Vested in Fiscal Year 2013" table in this Proxy Statement relate to performance shares granted in January 2011. For the three-year performance period ending December 31, 2013, Chevron ranked second in TSR among the five companies in the LTIP Performance Share Peer Group. This resulted in a payout of 150 percent of target.

For awards granted after January 1, 2011, the MCC may, in its discretion, adjust the cash payout of performance shares downward if it determines that business or economic considerations warrant such an adjustment.

Performance shares awarded in January 2013 are not eligible for payout (if any) until expiration of the three-year performance period on December 31, 2015.

Additional details about performance share payouts can be found in the footnotes to the "Option Exercises and Stock Vested in Fiscal Year 2013" table in this Proxy Statement.

2013 LTIP Grants

In the "Summary Compensation Table" and the "Grants of Plan-Based Awards in Fiscal Year 2013" table in this Proxy Statement, we report the value and terms of the following LTIP awards granted in early 2013 to each NEO.

- **The CEO.** In determining the value of an annual LTIP award for the CEO, the MCC relies upon input from our independent consultant and the compensation comparison data from the Oil Industry Peer Group. The CEO's grant is based on the size, scope and complexity of our business, as well as Mr. Watson's performance. The MCC does not, however, fix predetermined targets for award values. In 2013, the MCC recommended, and the independent Directors of the Board approved, an annual LTIP award for Mr. Watson as follows:

Stock Options	Performance Shares	LTIP Value at Grant Date
377,000	47,000	$ 15.04 MM

- **NEOs other than the CEO.** For NEOs other than the CEO, the value of an annual LTIP award is a function of the NEO's salary grade. At the beginning of the performance year, the MCC sets the annual LTIP award value for each salary grade, which is generally the median of the value of LTIP awards to persons in similar positions at companies in our Oil Industry Peer Group. The MCC does not, however, fix predetermined targets for award values. Mr. Watson makes recommendations to the MCC as to the LTIP awards for each of our other NEOs. In 2013, the MCC approved annual LTIP awards for each of the NEOs other than the CEO, as follows:

NEO	Stock Options	Performance Shares	LTIP Value at Grant Date
George Kirkland	149,000	21,500	$ 6.38 MM
Mike Wirth	93,000	12,400	$ 3.82 MM
Pat Yarrington	103,000	13,500	$ 4.19 MM
Hew Pate	77,500	10,200	$ 3.16 MM

All NEOs, including Mr. Watson, have held their stock options approximately 6.4 years on average.

Retirement Programs and Other Benefits

NEOs, like all other employees, have retirement programs and other benefits as part of their overall compensation package at Chevron. We believe that these programs and benefits:

- support our long-term investment cycle;
- complement our career employment model; and
- encourage retention and long-term employment.

Retirement Programs

All of our employees, including our NEOs, have access to retirement programs that are designed to allow them to accumulate retirement income. These programs include defined benefit (pension) and defined contribution (401(k) savings) plans, as well as other plans, which allow highly compensated employees to receive the same benefits they would have earned without the IRS limitations on qualified retirement plans under ERISA.

Plan Name	Plan Type	How It Works	What's Disclosed
Chevron Retirement Plan (CRP)	Qualified Defined Benefit (IRS §401(a))	Participants are eligible for a pension benefit when they leave the Company as long as they meet age, service, and other provisions under the plan.	In the "Summary Compensation Table" and "Pension Benefits Table" in this Proxy Statement, we report the change in pension value in 2013 and the present value of each NEO's accumulated benefit under the CRP. The increase in pension value is not a current cash payment. It represents the increase in the value of the NEOs' pensions, which are paid only after retirement.
Chevron Retirement Restoration Plan (RRP)	Non-Qualified Defined Benefit	Provides participants with retirement income that cannot be paid from the CRP due to IRS limits on compensation and benefits.[1]	In the "Pension Benefits Table" and accompanying narrative in this Proxy Statement, we describe how the RRP works and present the current value of each NEO's accumulated benefit under the RRP.
Employee Savings Investment Plan (ESIP)	Qualified Defined Contribution (IRS §401(k))	Participants who contribute a percentage of their annual compensation (i.e., base salary and CIP award) are eligible for a Company-matching contribution, up to annual IRS limits.[2]	In the footnotes to the "Summary Compensation Table" in this Proxy Statement, we describe Chevron's contributions to each NEO's ESIP account.
Employee Savings Investment Plan Restoration Plan (ESIP-RP)	Non-Qualified Defined Contribution	Provides participants with an additional Company-matching contribution that cannot be paid into the ESIP due to IRS limits on compensation and benefits.[3]	In the "Nonqualified Deferred Compensation Table" and accompanying narrative in this Proxy Statement, we describe how the ESIP-RP works and Chevron's contributions to each NEO's ESIP-RP account.
Deferred Compensation Plan (DCP)	Non-Qualified Defined Contribution	Participants can defer up to: • 90% of CIP awards and LTIP performance share awards • 40% of base salary above the IRS limit (IRS §401(a)(17)) for payment after retirement or separation from service.	In the "Nonqualified Deferred Compensation Table" in this Proxy Statement, we report the aggregate NEO deferrals and earnings in 2013.

1 Employees whose compensation exceeds the limits established by the IRS for covered compensation and benefit levels. The 2013 IRS annual compensation limit was $255,000.

2 Participants who contribute at least 2% of their annual compensation to the ESIP receive a Company-matching contribution of 8% (or 4% if they contribute 1%). The annual limit for both employer and employee contributions to a qualified defined contribution plan was $51,000 in 2013.

3 Participants who contribute at least 2% of their annual compensation to the Deferred Compensation Plan receive a Company-matching contribution of 8% of their base salary that exceeds the IRS annual compensation limit.

Benefit Programs

The same health and welfare programs, including post-retirement health care, that are broadly available to our employees on U.S. payroll also apply to NEOs, with no other special programs except executive physicals (as described below under Perquisites).

Perquisites

Perquisites for NEOs are limited and consist principally of financial counseling fees, executive physicals, home security, and the aggregate incremental costs to Chevron for personal use of Chevron automobiles and aircraft. The MCC periodically reviews our policies with respect to perquisites. In the "Summary Compensation Table" in this Proxy Statement, we report the value of each NEO's perquisites for 2013.

Compensation Governance

The MCC works very closely with its independent compensation consultant, Exequity LLP, and management to examine pay and performance matters throughout the year, carefully assessing pay based on progress against business plans, individual performance and contributions, as well as Chevron's performance relative to industry peers. The MCC then applies its judgment to make its decisions. The MCC solicits input from the CEO concerning the performance and compensation of other NEOs. The CEO does not participate in discussions about his own pay; any proposed change to the compensation of the CEO is recommended by the MCC and approved by the independent Directors of the Board.

A complete description of the MCC's authority and responsibility is provided in its charter, which is available on our website at *www.chevron.com* and in print upon request.

Best-Practice Features

Embedded in our overall compensation program are additional features that strengthen the links between the interests of our NEOs and stockholders.

WHAT WE DO	WHAT WE DO NOT DO
✔ **Stock ownership guidelines,** for CEO, five times base salary; Vice Chairman, Executive Vice Presidents, and Chief Financial Officer, four times base salary	✘ **No excessive perquisites,** all with a specific business rationale
✔ **Deferred accounts** are inaccessible until a minimum of one year following termination	✘ **No individual Supplemental Executive Retirement Plans**
✔ **Clawback provisions** in the CIP, LTIP, DCP, RRP and ESIP-RP for misconduct	✘ **No stock option repricing,** reloads or exchange without stockholder approval
✔ **Over 90 percent of CEO's pay is at risk**	✘ **No loans or purchases of Chevron securities on margin**
✔ **Thorough assessment of performance**	✘ **No transferability of equity** (except in the case of death or a qualifying court order)
✔ **Robust succession planning process** with Board review twice a year	✘ **No stock options granted below fair market value**
✔ **MCC composed entirely of outside, independent Directors**	✘ **No hedging in or pledging of Chevron securities**
✔ **Independent compensation consultant,** hired by and reporting directly to the MCC	✘ **No change-in-control agreements** for NEOs
✔ **Negative discretion on performance share payouts** for awards granted after January 1, 2011	✘ **No tax gross-ups** for NEOs
✔ **CIP and certain LTIP awards intended to qualify for deduction (i.e., performance- based compensation)** under Section 162(m) of Internal Revenue Code	✘ **No "golden parachutes" or "golden coffins"** for NEOs

Independent Executive Compensation Advice

The MCC retains an independent compensation consultant—Exequity LLP—to assist it with its duties. The MCC has the exclusive right to select, retain, and terminate Exequity, as well as to approve any fees, terms, and other conditions of its service. Exequity, and its lead consultant, reports directly to the MCC, but when directed to do so by the MCC, works cooperatively with Chevron's management to develop analyses and proposals for the MCC. Exequity provides the following services to the MCC:

- Education on executive compensation trends within and across industries
- Development of compensation philosophy and guiding principles and recommendations concerning compensation levels
- Selection of compensation comparator groups
- Identification and resolution of technical issues associated with executive compensation plans, including tax, legal, accounting, and securities regulations

Exequity does not provide any services to the Company. The MCC is not aware that any work performed by Exequity raised any conflicts of interest.

Stock Ownership Guidelines

We require our NEOs to hold prescribed levels of Chevron common stock, further linking their interests with those of our stockholders.

Position	Ownership Requirements
CEO	Five times base salary
Vice Chairman, Executive Vice Presidents, and Chief Financial Officer	Four times base salary
All other executive officers	Two times base salary

Executives have five years to attain their stock ownership guideline. Based upon our closing stock price on December 31, 2013, our CEO had a stock ownership base-salary multiple of 10.6 times, and all other NEOs met their requirement with an average stock ownership base-salary multiple of 7.5 times. The MCC believes these ownership levels provide adequate focus on our long-term business model.

Employment, Severance, or Change-in-Control Agreements

In general, we do not maintain employment, severance, or change-in-control agreements with our NEOs. Upon retirement or separation from service for other reasons, NEOs are entitled to certain accrued benefits and payments generally afforded other employees. We describe these benefits and payments in the "Pension Benefits Table," the "Nonqualified Deferred Compensation Table" and the "Potential Payments Upon Termination or Change-in-Control" tables in this Proxy Statement.

In February 2012, Mr. Pate and Chevron mutually terminated his employment agreement described in our 2011 proxy statement in favor of an agreement relating solely to the vesting of Mr. Pate's outstanding equity awards, if any, if Mr. Pate's employment is terminated for any reason on or after August 1, 2019. We describe the effect of this agreement in the footnotes to Mr. Pate's "Potential Payments Upon Termination or Change-in-Control" table in this Proxy Statement.

Compensation Recovery Policies

The CIP, LTIP, Chevron Deferred Compensation Plan for Management Employees, Chevron Retirement Restoration Plan, and Employee Savings Investment Plan-Restoration Plan include provisions permitting us to "claw back" certain amounts of compensation awarded to an NEO at any time after June 2005 if an NEO engages in certain acts of misconduct, including among other things: embezzlement; fraud or theft; disclosure of confidential information or other acts that harm our business, reputation, or employees; misconduct resulting in Chevron having to prepare an accounting restatement; or failure to abide by post-termination agreements respecting confidentiality, noncompetition, or nonsolicitation.

Tax Gross-Ups

We do not pay tax gross-ups to our NEOs.

Tax Deductibility of NEO Compensation

We have designed awards under the CIP and awards under the LTIP (other than awards of restricted stock units or restricted stock that vest solely based on the passage of time) to qualify for deduction under Section 162(m) of the Internal Revenue Code, which permits Chevron to deduct certain compensation paid to our CEO and other three most highly paid executives (excluding the Chief Financial Officer) if compensation in excess of $1 million is performance-based. The performance-based criteria in the CIP were reapproved by stockholders in 2009, and the performance-based criteria in the LTIP was reapproved by stockholders in 2013. The MCC intends to continue seeking a tax deduction for all qualifying compensation within the Section 162(m) limits to the extent that the MCC determines it is in the best interests of Chevron and its stockholders to do so.